FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) February 2, 2010, regarding the 2009 Fourth Quarter and Year End Results.

2009 Fourth Quarter and Year End Results

Santiago, Chile, February 2nd, 2010. Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of credit and non-credit products and services across all segments of the Chilean financial market, today announced its results for the fourth quarter and year ended December 31, 2009. Figures are expressed in nominal terms, unless otherwise stated. Estimates have been used to apply International Financial Reporting Standards to 2008 figures (See annex A – 2008 IFRS Restatements).

FINANCIAL HIGHLIGHTS

  Despite the financial turmoil experienced throughout the global banking system, during 2009 the Chilean financial system demonstrated its excellent policies on solvency, liquidity and risk management. Banco de Chile (hereafter “the Bank”) also proved its leadership in the local industry by focusing on a sustainable growth, suitable capital management, quality service, productivity, and cost control policy.

  Net income for the year reached Ch$257,885 million, 25.8% below 2008 IFRS comparable figure. ROAE reached 17.6% during 2009, a decrease from 25.1% recorded during the previous year. This drop in profitability is explained by transitory economic factors which led to a record breaking deflationary period with exceptionally low monetary interest rates. In spite of this, we outperformed the Chilean financial system, which posted an average ROAE of 15.03% during the year.

  On a QoQ basis, our net income reached Ch$66,659 million in the 4Q09, slightly below the 3Q09 and 4Q08 figures. Similarly, ROAE reached 17.4% in the 4Q09, below the 18.6% and 18.9% recorded in the 4Q08 and 3Q09, respectively.

  During 4Q09, the Bank posted a QoQ growth of 4.62% in loan volumes, which reversed the negative trend observed during 1H09, improving the Bank’s market share by 41 bp. as compared to 3Q09.

  The Bank continued a downward trend in risk during the quarter, posting a ratio of past due loans to total loans of 0.68%, down from the peak of 0.77% recorded in 2Q09, and only 8 bp. above the 4Q08 figure. The Bank closed the period with a healthy allowance for loan losses to past due loans coverage ratio of 360%, well above the banking system’s average.

  The Bank’s Board of Directors have decided to propose at the next ordinary shareholders meeting the distribution and payment of a dividend equal to Ch$3.496813 per common share (Ch$2,098.01/ADS), which represents a 100% of the Bank’s 2009 distributable earnings (see page 3 for more detail).

Selected Financial Data (1) (in nominal Ch$ of December 31, 2009 except for percentages)	2008 (restated)	2009	% Change 2009/2008	4Q08 (restated)	4Q09	% Change 4Q09/4Q08

Income Statement (Millions of Chilean pesos)
Net financial income(2)	807,665	751,668	(6.9)%	217,409	201,851	(7.2)%
Fees and Commissions, net	227,371	242,071	6.5%	59,124	65,528	10.8%
Other operating income	69,408	22,739	(67.2)%	5,136	(2,594)	(150.5)%
Operating revenues	1,104,444	1,016,478	(8.0)%	281,669	264,785	(6.0)%
Provisions for loan losses	(156,014)	(223,441)	43.2%	(50,789)	(46,332)	(8.8)%
Operating expenses	(572,849)	(496,393)	(13.3)%	(156,112)	(139,199)	(10.8)%
Net income for Equity Holders of the parent(3)	347,437	257,885	(25.8)%	68,824	66,659	(3.1)%

Earnings per Share (Chilean pesos)
Net income per share	4.30	3.12	(27.3)%	0.85	0.81	(5.1)%
Book value per share	17.17	16.79	(2.2)%	17.17	16.79	(2.2)%

Balance Sheet (Millions of Chilean pesos)
Loans to customers	13,675,514	13,184,553	(3.6)%	13,675,514	13,184,553	(3.6)%
Total assets	18,596,442	17,461,820	(6.1)%	18,596,442	17,461,820	(6.1)%
Equity	1,321,753	1,392,748	5.4%	1,321,753	1,392,748	5.4%

Profitability Ratios
Return on average assets (ROAA)	2.1%	1.5%		1.5%	1.6%
Return on average equity (ROAE)(4)	25.1%	17.6%		18.6%	17.4%
Net Financial Margin(5)	5.6%	5.1%		5.4%	5.4%
Efficiency ratio	51.9%	48.8%		55.4%	52.6%
Credit Quality Ratios
Past Due Loans / Total Loans	0.6%	0.7%		0.6%	0.7%
Allowances for loan losses/ Total loans	1.8%	2.5%		1.8%	2.5%
Allowances / Past Due Loans	296.3%	360.4%		296.3%	360.4%
Provisions for Loan Losses / Avg. Loans	1.2%	1.8%		1.5%	1.5%
Capital Adequacy Ratios
Total capital / Risk adjusted assets	11.7%	12.7%		11.7%	12.7%

1 See pages 12 to 15.
2 Net interest revenue, foreign exchange transactions and gains (losses) from trading and brokerage activities
3 Net Income for the period adjusted by minority interest.
4 ROAE excludes provisions for minimum dividends.
5 Net financial income divided by average interest earning assets.

2009 Fourth Quarter and Year End Results

2009 HIGHLIGHTS

Banco de Chile

• Banco de Chile reduces the market share gap with its main competitor. During 2009, the Bank and most of the privately owned local banks experienced reductions in their loans to customer. Nevertheless, despite the adverse economic scenario, the Bank’s suitable performance in facing the financial crisis allowed it to reduce the gap with the main market player from 136 bp. as of December 2008 to 79 bp. as of December 2009.

• Banco de Chile is the main recipient of non interest bearing liabilities. During 2009 the Bank remained as the market leader in current accounts and demand deposits by reaching a net average volume of Ch$3,481,312 million as of December 2009, representing a market share of 23.7% . The Bank increased its participation by 73 bp. with respect to 2008, broadening the difference with its nearest follower by 133 bp.

• The Bank carries out a successful cost control strategy. According to the Chilean Superintendency of Banks and Financial Institutions, Banco de Chile was the leader in cost reductions during 2009. As a result, the Bank reached an efficiency ratio of 48.8% during the year, 310 bp. below the 2008 figure. This also allowed the bank to reduce the efficiency gap with the banking system by 186 bp. in 2009.

• Banco de Chile becomes the bank with the best credit risk coverage indicators. In line with the Bank’s conservative approach, during 4Q09 it set voluntary allowances of Ch$13,000 million in order to cover unpredictable economic contingencies. This amount is only a portion of the total additional allowances - equivalent to Ch$50,000 million - accounted by the Bank as of December 2009. Adjusting 2009 allowance levels by voluntary provisions, the Bank improves its coverage ratio from 360% to 416%. Similarly, adjusted Allowances for Loan Losses to Total Loans ratio increases from 2.45% to 2.83% . As a result, the Bank presents the soundest credit risk coverage ratios in the Chilean financial system, which allows it to properly face the economic volatility and their effects on the customer risk profiles.

• Banco de Chile launches new commercial innovations in the local market. During 2009, the Bank developed two innovative commercial products: “RedGiro” and “Cuenta Móvil”. The former allows customers to transfer money to third parties within the country via the Bank’s ATM network, and the latter (born from a strategic alliance between the Bank and Entel, a local mobile phone provider) allows customers and non-customers to transfer money through their mobile phone. Both products are unique to the local market and they provide a powerful competitive tool.

• Banco de Chile signs an agreement with China Eximbank. The Bank came into a framework agreement for foreign trade financing with The Export-Import Bank of China (China Eximbank). The agreement allows the Bank to reinforce its strategy of developing new markets in Asia. The settlement will ease the common operations between banks and it will promote the joint funding of new Chilean projects. In the same line, the Bank became an official sponsor of the Chilean stand at Expo Shangai 2010.

• Banchile Mutual Funds achieves an important increase in managed assets. During 2009, the Bank’s subsidiary boosted by 31% the average volume of assets under management, as compared to 2008. This increase relies on eight new mutual funds (seven of them “guaranteed” mutual funds) launched by the company during 2009, which allowed it to defend its market share within an adverse year. These instruments allowed the subsidiary to raise almost Ch$115,000 million.

• Bond issuance by Banchile Citi Global Markets is internationally renowned. The International Financing Review has named the “Huaso Bond” placed by America Móvil where Banchile Citi Global Markets (Banchile Asesoría Financiera S.A.) was the main financial advisor, as the winner of the Latin American Domestic Currency Bond-Emerging Markets Award. This is the maximum distinction that a transaction can attain and it is well recognized by the international financial industry. The reward strengthens Banchile Citi Global Markets leadership, which also relies on USD1,800 million placed in bonds (the largest amount of the industry) by the subsidiary in 2009.

2009 Fourth Quarter and Year End Results

• Banchile Citi Global Markets distinguished as the best local investment bank. Latin Finance Magazine has recognized the Bank’s subsidiary as the best Chilean investment bank during 2009. The distinction is supported by the remarkable role performed by the subsidiary in the Chilean capital market within the year. In fact, the company successfully took part in different financial operations like local bonds issues, IPOs, tender offers and debt restructurings.

• Banco de Chile among the top 10 net income generators. A ranking developed by “Economática” as of September 2009, recognized Banco de Chile as the 9th Latin-American player in net income generation.

• New definition of “distributable earnings” under IFRS framework. In November 3, 2009, the Central Bank of Chile approved the Bank’s proposal to introduce a transitory provision to its by-laws (in reference to articles 24, 25 and 28 of Law N° 19.396, and to the provisions agreed in the Contract dated November 8, 1996, executed between the Central Bank of Chile and the Bank) in order to redefine the earnings to be distributed under the IFRS regulation.

According to the modification, the Bank’s profits for distribution will be those resulting from the reduction or increase to the net income, the equity monetary correction adjustment (consumer price level restatement over the equity) and their corresponding variations. The transitory provision will be in effect until the obligation of Sociedad Matriz del Banco de Chile with the Central Bank of Chile has been extinguished.

Financial System and Chilean Economy

• Improvement in financial and economic environment. During 2H09, the global economy has shown positive signs of recovery, which are supported by improved economic indicators such us unemployment, production, GDP growth and consumer confidence. These trends have also been observed in Chile, where the mining and retail sector have experienced an important upturn led by increasing commodity prices and rising household consumption. The Chilean banking system has also benefited from the better figures and during the second semester it has shown a recovery in loans growth and credit quality.

Thus far, the expansive monetary policies implemented by most of economies, and also by Chile, have allowed to partly offset the impact of the financial downturn. In this context, the Chilean financial system has entrenched its robustness, which has been defined as an international example. Now, the challenge for the local banking system is to take advantage of the higher consumer confidence and the economy's new revamping.

• New allowance requirements for banking industry in 2010. New standards required by the Chilean Superintendency of Banks and Financial Institutions (hereafter “the SBIF”) are in effect from January 1st, 2010. Pursuant to the SBIF’s aim to gradually adopt IFRS criteria, the new regulation states that as of January 1st, 2010, banks must widen the range of allowances coming from contingent credits, including credit lines of current accounts and credit cards. Thus, banks should set allowances not only for the actual used amount of credit, but also an additional 50% of the approved (unused) limit. The Chilean regulator has permitted that the first application of the new criteria can be recognized against banks’ equity.

In addition, as of July 1st, 2010, the Chilean banks will be required to set higher allowances for loan losses of individually evaluated credits due to the definition of a minimum probability of default. According to this new regulation, the additional required allowances should be booked in the income statement. The impact of this new regulation would be USD500 million for the whole Chilean financial system.

• The Chilean Financial System reported a net income of Ch$1,225,187 million in 2009, reaching a ROAE of 15.0% . The banking system’s results were marked by the consequences of the financial downturn, such as a negative inflation rate, low interest rates and increasing credit risk that led the banks to raise the provisions for loan losses. In a QoQ basis, the system’s net income rose from Ch$330,422 million in 3Q09 to Ch$364,632 in 4Q09, which represents an increment of 10.3% This QoQ upward trend can be also seen in the system’s ROAE that increased by 119 bp. to reach 17.2% in 4Q09 as compared to 3Q09.

2009 Fourth Quarter and Year End Results

• Total loans to customers reached Ch$68,938,045 million, which is 1.9% below the volume recorded as of December 2008. This drop is in line with the pessimistic sentiment to business generated by the financial turmoil that led large companies to delay investment plans. As a result, commercial loans dropped by 5.7% between 2008 and 2009, which more than offset the increments observed in residential and consumer loans. However, the total loan volumes have shown an upward trend since 2Q09 ahead.

• Improved Credit Quality Indicators. During 2009 the Chilean financial system confirmed its excellent risk management procedures that allowed it to properly overcome the financial crisis. As a result, during 2H09 the ratio of past due loans to total loans decreased from the peak of 1.36% in 2Q09 to 1.00% in 4Q09 which equals the 4Q08 figure. Also, although the system must increase the provisions for loan losses by 30% in the year, the ratio of provisions to average loans decreased by 33 bp. between 4Q08 and 4Q09.

Beginning January 2009, figures for the financial system are presented under new accounting standards. As a result, figures for 2009 are not 100% comparable with prior periods.

2009 Fourth Quarter and Year End Results

Banco de Chile 2009 Fourth-Quarter and Year-End Consolidated Results

NET INCOME

During 2009, the Bank’s net income reached Ch$257,885 million, 25.8% below the 2008 figure. This decrease reflects a year marked by the global financial turmoil, which also affected the Chilean economy and banking system. Thus, the Bank’s net income decrease is mainly explained by:

• An increase of 43% in provisions for loan losses, mainly explained by: (i) the increasing credit risk resulting from the financial turmoil, (ii) the worsening risk profiles of some specific sectors, such as the farmed salmon industry that faced sanitary problems and, (iii) a onetime allowance charge related to the implementation of a new rating model for small and medium enterprises.

• A negative inflation rate observed during 2009 that compares to the high positive inflation recorded in 2008. This issue resulted in a lower income coming from the UF denominated interest earning assets that was also amplified by the adoption of IFRS criteria during 2009.

These negative effects were partly offset by: (i) an increase of 6.5% in fees and commissions and, (ii) a decline of 13.3% in operating expenses given by, higher efficiency achieved during 2009 through the application of specific cost cut projects and non-recurrent expenses incurred in 2008 by approximately Ch$58,000 million (mainly related to the merger process).

The aforementioned performance allowed the Bank to achieve during 2009 an annualized return on average assets (ROAA) and an annualized return on average equity (ROAE) of 1.5% and 17.6%, respectively. These indicators are below the 2008 figures, when ROAA reached 2.1% and ROAE equaled 25.1% . Nevertheless, the Bank’s 2009 figures outperformed the Chilean banking system, which recorded a ROAA of 1.24% and a ROAE of 15.0% in the period. Finally, it must be noticed the Bank’s profitability ratios were also affected by a raise in capital carried out in 2009.

Similarly, the Bank’s total net income amounted to Ch$66,659 million during 4Q09, which represents a decrease of 3.1% regarding the 4Q08 figure. The decline was mainly given by a 12.6% decrease in net interest revenues coming from the previously mentioned inflation rate effects, partly offset by: (i) an increase of 10.8% in net fees and commissions, (ii) an 8.8% decrease in provisions for loan losses as a result of improving risk profiles of individuals and companies at the end of 2009 and, (iii) a 10.8% drop in operating expenses as a result of the aforesaid cost cut projects and the continuous Bank’s strategic focus on cost control.

Net income from subsidiaries recorded an improvement of 19.1% in 2009 compared to the 2008 figure. This trend is also present on a quarterly basis where the Bank’s subsidiaries posted a YoY increase of 5.8% during 4Q09. Increases in fees and commissions, as well as cost reductions are the main drivers of the mentioned variations.

The annual increase of subsidiary net income is mainly explained by a higher performance of Securities Brokerage, Factoring, Mutual Funds and Financial Advisory units.

Net Income by Company

(in millions of nominal Chilean pesos)	2008	2009	% Change 2008/ 2009	4Q08	4Q09	% Change 4Q09/ 4Q08

Bank	310,615	214,042	(31.1)%	59,525	56,824	(4.5)%
Securities Brokerage	14,642	16,387	11.9%	5,815	3,227	(44.5)%
Mutual Funds	8,941	10,039	12.3%	1,249	3,463	177.3%
Insurance Brokerage	4,205	4,270	1.5%	809	1,016	25.6%
Financial Advisory	4,783	5,599	17.1%	141	1,855	1215.6%
Factoring	3,401	7,194	111.5%	1,019	274	(73.1)%
Securitization	(5)	0	(100.0)%	(12)	(22)	83.3%
Promarket (credit pre-evaluation)	622	650	4.5%	166	(60)	(136.1)%
Socofin (collection)	120	(340)	(383.3)%	75	73	(2.7)%
Trade Services	113	44	(61.1)%	37	9	(75.7)%

Total Net Income	347,437	257,885	(25.8)%	68,824	66,659	(3.1)%

The improved results from the Securities Brokerage subsidiary are a result of higher trading volumes and number of transactions. Both elements led to a rise in stock trading fees, which resulted in an 11.9% net income increase and a market share rise in 2009 as compared to 2008. Also, another main component of the subsidiary’s improved results is the substantial increase in operating revenues coming from fixed income securities trading.

Similarly, results of our Mutual Funds subsidiary improved by 12.3%, to achieve Ch$10,039 million in 2009. This growth is due to a rise of 31% in average assets under management with respect to 2008, as well as operating expenses that dropped by 8.6% during 2009.

2009 Fourth Quarter and Year End Results

Net income from our Financial Advisory subsidiary reached Ch$5,599 million in 2009, 17.1% above the 2008 figure. The raise was mainly due to a higher activity in bond and equity advisory business, which more than offset the lower activity in M&A and structure financing.

Finally, the outperforming results shown by the Factoring subsidiary is a consequence of higher annual net interest revenues derived from a negative inflation rate observed during 2009. This effect resulted in a lower funding cost from UF indexed liabilities. Also, in line with Bank’s focus on cost control, the subsidiary recorded a yearly reduction of 3.8% in operating expenses.

NET FINANCIAL INCOME

The Bank’s net financial income amounted to Ch$751,668 million in 2009, 6.9% below the Ch$807,665 million obtained in 2008. This decrease is a result of a net financial margin that dropped from 5.59% in 2008 to 5.06% in 2009, which has more than offset the 2.8% annual increase posted by the average interest earning assets.

Net Interest Revenue

(in millions of nominal Chilean pesos)	2008	2009	% Change 2009/2008	4Q08	4Q09	% Change 4Q09/ 4Q08

Interest revenue	1,658,078	893,007	(46.1)%	467,231	257,297	(44.9)%
Interest expense	(885,263)	(222,883)	(74.8)%	(256,320)	(73,022)	(71.5)%
Interest revenue from trading instruments	43,146	(102)	(100.2)%	6,516	1,595	(75.5)%
Gains (losses) from securities	834	38,375	4,501.3%	4,039	(3,512)	(187.0)%
Gains (losses) from derivatives contracts	343,882	(177,728)	(151.7)%	236,831	(47,735)	(120.2)%
Foreign Exchange transactions, net	(353,012)	220,999	(162.6)%	(240,888)	67,228	(127.9)%

Net Financial Income	807,665	751,668	(6.9)%	217,409	201,851	(7.2)%

Avg. Int. earning assets	14,454,827	14,860,816	2.8%	16,094,219	14,889,107	(7.5)%
Net Financial Margin(1)	5.59%	5.06%		5.40%	5.42%
Net Interest Margin	5.35%	4.51%		5.24%	4.95%

The annual reduction observed in net financial margin, was due to:

• A negative impact of approximately Ch$137,000 million coming from the UF/Ch$ positions due to a lower inflation rate experienced in 2009 with respect to 2008. Actually, the UF experienced a variation of -2.4% during 2009 as compared to the rise of 9.3% observed in 2008. Consequently, the Bank received less interest revenues from UF denominated interest earning assets, financed by interest bearing liabilities in Chilean pesos.

• Also, during 2009, the average monetary policy rate reached 2.0%, 510 basis points below the level recorded in 2008. As a consequence, the Bank obtained a lower contribution of approximately Ch$60,000 million from non-interest bearing liabilities (mainly demand deposits).

The aforementioned factors were partially offset by:

• Higher lending spreads based on an active risk - return management. The extra benefit from this issue amounted to approximately Ch$46,000 million.

• A more favorable funding structure, explained by an outperforming 23.6% increase in current accounts and demand deposit volumes, which derived in higher spreads. Accordingly, the interest earning assets to interest bearing liabilities ratio improved from 1.30 as of December 2008 to 1.37 as of December 2009.

In a quarterly context, net financial income reached Ch$201,851 million in 4Q09, 7.2% below the figure achieved in 4Q08. However, conversely to the annual effect, the net financial margin rose from 5.40% in 4Q08 to 5.42% in 4Q09, which almost implies a flat trend.

FEES AND COMMISION, NET

Fees and Commissions, net, by Company

(in millions of nominal Chilean pesos)	2008	2009	% Change 2009/2008	4Q08	4Q09	% Change 4Q09/ 4Q08

Bank	138,167	141,236	2.2%	37,947	36,238	(4.5)%
Mutual Funds	37,657	41,075	9.1%	8,101	11,748	45.0%
Financial Advisory	6,773	7,860	16.0%	676	2,841	320.3%
Insurance Brokerage	18,210	18,845	3.5%	4,127	4,819	16.8%
Securities Brokerage	9,501	14,615	53.8%	3,469	5,186	49.5%
Factoring	1,431	1,264	(11.7)%	487	346	(29.0)%
Socofin	15,046	16,628	10.5%	4,176	4,235	1.4%
Securization	188	233	23.9%	37	35	(5.4)%
Promarket	261	249	(4.6)%	59	68	15.3%
Trade Services	137	66	(51.8)%	45	12	(73.3)%

Total Fees and Commissions, net	227,371	242,071	6.5%	59,124	65,528	10.8%

During 2009, total fees and commissions reached Ch$242,071 million, which represents an increment of 6.5% with respect to the figure obtained in 2008. Among the most important drivers that explain the better results in fees and commissions, we can mention:

____________________________________
1 Net financial income divided by average interest earning assets.

2009 Fourth Quarter and Year End Results

• A significant performance of Banchile Securities Brokerage subsidiary, which has benefited from the market upside over the year and the consequent higher trading volumes. As a result, the firm has achieved total fees equivalent to Ch$14,615 million during 2009, which is 53.8% above the 2008 figure. This outperforming result was basically supported by an increase of 10% in trading volumes and an annual rise of 47% in the number of transactions with respect those observed in 2008.

• An important increase coming from the Mutual Funds subsidiary, whose fees and commissions grew 9.1% in 2009 as compared to those obtained in 2008, to reach Ch$41,075 million. The increment was due to an important annual increase (+31%) in the average volume of assets under management, specially since the 2H09, which is explained by the higher risk appetite shown by investors, low nominal interest rates that discouraged them to take positions in fixed-income securities and the introduction of new mutual funds launched by the subsidiary to meet investors requirements.

• Higher fees and commissions from the traditional banking activity, which allowed the Bank to achieve Ch$141,236 million in 2009, 2.2% above the figure recorded in 2008. This result was mainly due to: (i) the effort carried out by the Bank in redefining customer segments in order to enhance the cross-selling and, (ii) the “overdraft credit line agreement” developed by the Bank in order to minimize the impact of new regulation that negatively affected the income from commissions and fees.

• Better results from Socofin originated by higher collection volumes. The company has benefited from the economic recovery over the 2H09, which allowed it to increase its fees by 10.5% in 2009 as compared to 2008, from Ch$15,046 million to Ch$16,628 million.

The previously mentioned increments were partially offset by lower figures coming from the Factoring and the Insurance Brokerage subsidiaries due to the lower activity observed in the Chilean economy.

In a quarterly basis, it is possible to observe a 10.8% increase in fees and commissions between 4Q08 and 4Q09. Among the main sources of this increment, we can mention: (i) the better results recorded by the Mutual Funds subsidiary, which rose 45.0% in the period, as a result of the higher activity observed during 2H09, (ii) a 49.5% increase in fees and commissions coming from the Securities Brokerage subsidiary, which raised from Ch$3,469 million in 4Q08 to Ch$5,186 million in 4Q09 as a consequence of higher trading volumes and transactions and, (iii) the growth in fees and commissions from the Financial Advisory subsidiary, which rose from Ch$676 million in 4Q08 to Ch$2,841 million in 4Q09, as a result of successfully executed financial deals.

Finally, worth noting is the improvement observed in the fee income to operating expenses ratio that reached 48.8% in 2009, 907 basis points above the 2008 figure. This performance is primarily explained by the important growth in fees and commissions and, to a lesser extent, due to the effective cost control strategy carried out by the Bank.

OTHER OPERATING INCOME

Other operating income amounted to Ch$22,739 million in 2009, 67% below the level obtained in 2008. This change is related to non recurrent income by Ch$48,800 million during 2008, coming from the sale of foreign branches and the liquidation of a portion of Visa Inc. stocks owned by the Bank.

In a quarterly basis, the other operating income reached Ch$-2,594 million in 4Q09 with respect to the Ch$5,136 million recorded in 4Q08. This variation is basically explained by Ch$7,000 million reversal of provisions released in the 3Q09.

PROVISIONS FOR LOAN LOSSES

Provisions for loan losses totaled Ch$223,441 million in 2009, which represents an increase of 43.2% from the Ch$156,014 million recorded in 2008. This significant variation was mainly given by the worldwide economic downturn, which affected the risk profile of both, individuals and companies.

Additionally, a large portion of the increase in provisions for loan losses is explained by the worsening risk profiles of customers in the Chilean Salmon industry, which has faced productive difficulties (ISA virus) that have impacted their results and payment ability. Thus, the Chilean Salmon industry explains around Ch$32,000 million of the increase in Bank’s provisions for loan losses. In spite of this adverse scenario, the Bank has supported the salmon sector sustainability by taking the lead in the industry’s debt restructuring.

2009 Fourth Quarter and Year End Results

In this context, the Bank has reflected the higher risk through additional allowances in order to keep a suitable level of reserves that allows covering the potential losses in the loan portfolio. Also, during October 2009, the Bank implemented a new rating model for small and medium enterprises, which derived in a one time allowance charge of approximately Ch$4,500 million.

As a consequence of the previously mentioned, the loan loss provisions (net of recoveries) to average loans ratio increased from 1.24% in 2008 to 1.75% in 2009.

However, on a quarterly basis, provisions for loan losses decreased 8.8% in 4Q09 as compared to 4Q08. This implies a reduction of almost Ch$4,500 million, which is in line with the improving economic conditions noticed during the 2009 last quarter.

Allowances and Provisions

(in millions of nominal Chilean pesos)	2008	2009	% Change 2009/2008	4Q08	4Q09	% Change 4Q09/ 4Q08

Allowances

Allowances at the beginning of each period	165,156	242,798	47.0%	205,021	303,266	47.9%
Charge-off	(118,011)	(170,476)	44.5%	(24,262)	(36,374)	49.9%
Provisions for loan losses established, net	195,653	250,320	27.9%	62,039	55,750	(10.1)%

Allowances at the end of each period	242,798	322,642	32.9%	242,798	322,642	32.9%

Provisions for loan losses

Provisions for loan losses established	(195,653)	(250,320)	27.9%	(62,039)	(55,750)	(10.1)%
Loan loss recoveries	39,639	26,879	(32.2)%	11,250	9,418	(16.3)%

Provisions for loan losses	(156,014)	(223,441)	43.2%	(50,789)	(46,332)	(8.8)%

Ratios

Allowances for loan losses/ Total loans	1.78%	2.45%		1.78%	2.45%
Provisions for loan losses / Avg. Loans	1.24%	1.75%		1.47%	1.45%
Charge-offs / Avg. Loans	(0.94)%	(1.34)%		(0.70)%	(1.14)%
Recoveries / Avg. Loans	0.31%	0.21%		0.33%	0.29%

In accordance to the riskier market conditions, past due loans posted an increase of 9.2% in 2009 with respect to 2008, varying from Ch$81,949 million to Ch$89,528 million. This rise is mainly due to an increment of approximately Ch$4,500 million in past due loans from residential mortgages, which is explained by legal proceedings that were commenced by the bank for a group of clients whose entire loan is considered past due within 90 days after initiation of that proceedings. This effect was partly offset by an improvement observed in the amount of past due consumer loans, which decreased by 3.8% during 2009.

Past Due Loans

(in millions of nominal Chilean pesos)	Dec-08	Sep-09	Dec-09	% Change 12-months	% Change 4Q09/3Q09

Commercial loans	63,648	67,722	67,134	5.5%	(0.9)%
Consumer loans	11,169	11,758	10,747	(3.8)%	(8.6)%
Residential mortgage loans	7,132	8,116	11,647	63.3%	43.5%

Total Past Due Loans	81,949	87,596	89,528	9.2%	2.2%

As a result of the foregoing, and due to the drop in customers loans, the ratio of past due loans to total customer loans rose from 0.60% in the 4Q08 to 0.68% in the 4Q09. However, 4Q09 figure evidences an improving trend in relation to the peak of 0.77% recorded by this ratio in 2Q09.

Besides, due to the loan losses provisions increase, the Bank’s coverage ratio came up to 360% as of December 2009, above both the 296% posted by the Bank as of December 2008 and the 180% reached by the financial system during 2009.

Finally, in order to better face the financial crisis, as well as to keep suitable credit quality indicators, the Bank not only increased its allowances, but it also implemented different risk management strategies, such as: (i) reinforcing the loans collection functions, (ii) focusing the loan growth on low risk customers segments and, (iii) closely monitoring the high risk customers.

2009 Fourth Quarter and Year End Results

OPERATING EXPENSES AND EFFICIENCY

Total operating expenses reached Ch$496,393 million during 2009, 13.3% below the figure obtained in 2008. The variation is in line with the Bank’s continuous focus on cost control. Similarly, on a QoQ basis, total operating expenses dropped 10.8% between 4Q08 and 4Q09, due to important reductions in administrative expenses and other operating expenses.

Operating Expenses

(in millions of nominal Chilean pesos)	2008	2009	% Change 2009/2008	4Q08	4Q09	% Change 4Q09/ 4Q08

Staff expenses	(305,555)	(256,782)	(16.0)%	(67,709)	(67,733)	0.0%
Administrative expenses	(176,564)	(167,214)	(5.3)%	(50,300)	(41,727)	(17.0)%
Depreciation and amortization	(34,650)	(32,027)	(7.6)%	(8,645)	(8,028)	(7.1)%
Other operating expenses	(56,080)	(40,370)	(28.0)%	(29,458)	(21,711)	(26.3)%

Total operating expenses	(572,849)	(496,393)	(13.3)%	(156,112)	(139,199)	(10.8)%

Efficiency Ratio*	51.9%	48.8%		55.4%	52.6%

* Operating expenses/Operating revenues

The key drivers for the annual changes observed in the operating expenses are as follows:

• An annual reduction of 5.9% in personnel (positions), as a result of higher efficiencies due to an increase in productivity and the lower sales volume observed during 2009.

• A continuous focus on cost control, which resulted in lower marketing, supplies and technology expenses.

• Nonrecurring expenses related to the merger between the Bank and Citibank Chile that amounted to approximately Ch$45,000 million in 2008. Also, during the previous year the Bank incorporated the Citibank Chile’s base cost.

• Around Ch$13,000 million in non-recurrent expenses, related to anticipated collective bargaining agreements signed and disbursed by the Bank in 2008.

Consequently, the lower operating expenses improved the Bank’s annual efficiency ratio by 304 bp., reaching 48.8% in 2009 with respect to the 51.9% recorded in 2008.

Similarly, on a QoQ basis, the efficiency ratio decreased by 285 bp. from the 55.4% recorded in the 4Q08 to the 52.6% obtained in the 4Q09.

The previously mentioned improvements were achieved despite the adverse effects of deflation and low interest rates on the Bank’s operating revenues, which decreased by 8.8% during 2009. Accordingly, it should be stressed the Bank’s ability for adapting to changing market conditions, based on a strict cost control strategy.

INCOME TAX

During 2009, the Bank posted a tax expense equal to Ch$39,597 million, 24.9% above the expense recorded in 2008. As a result, the effective tax rate increased from 8.4% in 2008 to 13.4% in 2009.

The higher effective tax rate recorded in 2009 is mostly explained by losses from price level restatement in 2008, which is not applicable for 2009 due to the deflation and, to a lesser extent, because of an additional provision, set during 4Q09, for prior years tax contingencies.

LOAN PORTFOLIO

The Bank’s total loans to customers amounted to Ch$13,184,553 million in 4Q09, 3.6% below the volume reached in 4Q08. The YoY reduction is mainly explained by the uncertainty generated by the financial turmoil, which led individuals to reduce their spending habits within a riskier environment. As a complement, large companies, that faced an uncertain economic outlook, decided to delay investments, waiting for better economic figures.

Furthermore, in line with the Chilean financial system, the Bank tightened credit risk policies for both, commercial and retail loans which further reduced, but at a lesser extent, loan growth.

2009 Fourth Quarter and Year End Results

During 4Q09, commercial loans totaled Ch$8,729,264 million, which represents a YoY decrease of 7.8% regarding the Ch$9,471,381 million posted in 4Q08. This drop was partly offset by: (i) an increase of 9.1% in the volume of residential mortgage loans and, (ii) an increment of 2.1% in consumer loans.

In addition to a business sentiment towards the weak economic environment, the following two factors also depressed commercial loan growth:

• A decreasing inflation rate regarding the levels recorded in 2008, which had a negative impact in the UF indexed loans, and

• A sharp decrease in the Ch$/USD exchange rate during 2009, which negatively impacted the foreign currency indexed assets, especially foreign trade related loans.

Conversely, the growth observed in the residential mortgage loans can be attributable to:

• The organic growth resulting from enhancing sales plans for this product.

• Interest rates that remained at record low levels, as a result of a historically low monetary policy interest rate.

• Lower prices and more aggressive marketing campaigns in the real estate market.

• Three purchases of residential loan portfolios from an insurance company. These transactions were carried out during 2Q09 and 3Q09 and they reached Ch$46,000 million.

In spite of the previously mentioned, the 3Q09 and 4Q09 have commenced a growth trend which is in line with the more optimistic market expectations and the increasing levels of consumer confidence. Furthermore, this is complemented by an improving credit quality that has been seen during the same period.

Additionally, an adequate management of risk – return balance allowed the bank to obtain higher spreads that complemented the 1.26% increase in average loans to customers between 2008 and 2009.

Total Loans to Customers

(in millions of nominal Chilean pesos)	Dec-08	Sep-09	Dec-09	% Change 4Q09/4Q08	% Change 4Q09/3Q09

Commercial Loans	9,471,381	8,359,732	8,729,264	(7.8)%	4.4%
Commercial credits	6,557,841	6,390,466	6,776,788	3.3%	6.0%
Mortgage loans	172,626	138,442	126,505	(26.7)%	(8.6)%
Foreign trade loans	1,532,302	882,200	786,874	(48.6)%	(10.8)%
Factoring	484,189	234,323	343,057	(29.1)%	46.4%
Leasing contracts	724,423	714,301	696,040	(3.9)%	(2.6)%
Residential Mortgage Loans	2,313,570	2,401,303	2,524,693	9.1%	5.1%
Consumer Loans	1,890,563	1,840,697	1,930,596	2.1%	4.9%

Total loans to customers	13,675,514	12,601,732	13,184,553	(3.6)%	4.6%

2009 Fourth Quarter and Year End Results

FUNDING

As of December 31, 2009, the Bank’s liabilities totaled Ch$16,069,072 million, 7.0% below the level reached as of December, 2008. The yearly reduction is basically explained by a drop of 12.3% in interest bearing liabilities, which is in line with the lower activity observed in customer loans. Conversely, the non-interest bearing liabilities rose by 6.4% during 2009 as compared to 2008.

The YoY decrease of interest bearing liabilities is basically explained by:

• A reduction of 12.3% in Savings Accounts and Time Deposits, as a consequence of the sharp decrease in nominal interest rates that discouraged customers to invest in these instruments.

• A drop of 26.8% observed in securities sold under repurchase agreements.

• An annual decrease of 8.7% in borrowings from financial institutions, due to the more convenient local funding conditions as compared to foreign borrowings.

Alternatively, the significant annual growth observed in the non-interest liabilities was basically due to a mixed behavior given by:

• A yearly increase of 23.4% in current accounts, due to the sharp reduction in nominal interest rates during 2009, and the execution of more aggressive marketing campaigns with the aim of enhancing the cross-selling, especially in companies (cash management services).

• The decrease observed in the fair market value of derivative obligations due to a slight reduction in notional volumes and changes in market factors.

In addition, the Bank remains as the market leader in current accounts, with a market share of 24.2% as of December, 2009.

As compared to 3Q09, the Bank’s total liabilities moderately increased 6.8% during 4Q09. The increment was mainly related to a rise of 13% in both Current Accounts and Borrowings from Financial Institutions. These effects were partially offset by a decrease in Debt Issued and Demand Deposits.

Funding

(in millions of nominal Chilean pesos)	Dec-08	Sep-09	Dec-09	% Change 12-months	% Change 4Q09/3Q09

Non-interest Bearing Liabilities
Current Accounts	2,534,753	2,767,994	3,127,934	23.4%	13.0%
Demand deposits	472,508	605,153	590,142	24.9%	(2.5)%
Derivative intruments	862,799	497,941	538,240	(37.6)%	8.1%
Transactions in the course of payment	479,789	326,493	325,056	(32.3)%	(0.4)%
Other	539,248	375,349	619,817	14.9%	65.1%
Subtotal	4,889,097	4,572,930	5,201,189	6.4%	13.7%
Interest Bearing Liabilities
Savings accounts & Time Deposits	8,472,590	7,307,213	7,427,481	(12.3)%	1.6%
Securities sold under repurchase agreement	420,658	208,972	308,028	(26.8)%	47.4%
Borrowings from Financial Inst.	1,498,549	1,211,084	1,368,226	(8.7)%	13.0%
Debt issued	1,900,087	1,615,231	1,587,998	(16.4)%	(1.7)%
Mortgage Finance bonds	349,927	284,459	265,581	(24.1)%	(6.6)%
Subordinated bonds	555,577	523,888	506,683	(8.8)%	(3.3)%
Other bonds	994,583	806,884	815,734	(18.0)%	1.1%
Other	93,708	135,396	176,150	88.0%	30.1%
Subtotal	12,385,592	10,477,896	10,867,883	(12.3)%	3.7%

Total Liabilities	17,274,689	15,050,826	16,069,072	(7.0)%	6.8%

2009 Fourth Quarter and Year End Results

SECURITIES PORTFOLIO

As of December 31, 2009, the Bank’s securities portfolio reached Ch$1,697,489 million, 3.1% below the level achieved as of December 31, 2008, but 3.6% above the figure recorded at 3Q09.

Financial Securities

(in millions of nominal Chilean pesos)	Dec-08	Sep-09	Dec-09	% Change 12-months	% Change 4Q09/3Q09

Trading securities	679,843	469,359	431,827	(36.5)%	(8.0)%
Available for sale	1,071,438	1,169,299	1,265,662	18.1%	8.2%
Held to maturity	0	0	0	-	-

Total Financial Securities	1,751,281	1,638,658	1,697,489	(3.1)%	3.6%

As depicted by the following chart, the Bank’s financial instrument portfolio is concentrated in low risk Chilean Central Bank and other local financial institutions. Consequently, the annual decrease can be explained by the sharp drop in the inflation rate, which led to a significant decline in interest rates of Chilean Central Bank instruments. This encouraged the Bank to rebalance its securities portfolio between trading and available for sale.

EQUITY

As of December 31, 2009, the Bank’s Equity reached Ch$1,392,748 million, 5.37% above the figure obtained as of December 31, 2008. The rise was mainly due to the capitalization of Ch$52,261 million of Bank’s 2008 net income.

The increase in Bank’s equity, together with the decline of 6.1% in Bank’s total assets, led to a Basic Capital to Total Assets ratio equivalent to 7.33% in 2009, 77 basis points above the figure reached as of December 31, 2008. Similarly, the ratio of Total Capital to Risk-Adjusted Assets came up to 12.70% as of December 31, 2009, from the 11.71% posted in 2008. Both ratios are well above the minimum required figures for Banco de Chile, of 3% and 10%, respectively.

CREDIT RISK RATINGS

The following tables depict the Bank’s credit risk ratings measured by international and local risk rating agencies.

Local Ratings

	Fitch Chile	Feller- Rate
	Ratings	Ratings

Time Deposits up to 1 year	Level 1+	Level 1+
Time Deposits over 1 year	AAA	AAA
Mortgage-Funding Bonds	AAA	AAA
Bonds	AAA	AAA
Subordinated Bonds	AA+	AA+
Shares	1st Class Level 1	1st Class Level 1

International Ratings

Fitch Ratings	Rating

Long Term Issuer	A
Short Term	F1
Local Currency Long Term Issuer	A
Local Currency Long Term	F1
National Long Term	AAA
National Short Term	Level 1+

Standard &Poor's	Rating

Local Currency	A / Stable / A-1
Foreign Currency	A / Stable / A-1

Moody's	Rating

Long Term Foreign Currency Deposits	A1
Short Term Foreign Currency Deposits	Prime-1
Long Term Local Currency Deposits	Aa3
Short Term Local Currency Deposits	Prime-1

2009 Fourth Quarter and Year End Results

BANCO DE CHILE
CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP)
(Expressed in millions of nominal Chilean pesos (MCh$) and millions of US dollars (MUS$))

	% Change						Year ended			% Change

	4Q08	3Q09	4Q09	4Q09	4Q09-4Q08	4Q09-3Q09	Dec.08	Dec.09	Dec.09	Dec.08-Dec.09
	MCh$	MCh$	MCh$	MUS$			MCh$	MCh$	MUS$

Interest revenue and expense
Interest revenue	467,231	205,054	257,297	508.1	(44.9) %	25.5%	1,658,078	893,007	1,763.3	(46.1) %
Interest expense	(256,320)	(41,173)	(73,022)	(144.2)	(71.5) %	77.4%	(885,263)	(222,883)	(440.1)	(74.8) %
Net interest revenue	210,911	163,881	184,275	363.9	(12.6) %	12.4%	772,815	670,124	1,323.2	(13.3) %

Fees and commissions
Income from fees and commissions	75,065	73,502	79,911	157.8	6.5%	8.7%	275,891	296,009	584.5	7.3%
Expenses from fees and commissions	(15,941)	(13,438)	(14,383)	(28.4)	(9.8) %	7.0%	(48,520)	(53,938)	(106.5)	11.2%
Total fees and commissions, net	59,124	60,064	65,528	129.4	10.8%	9.1%	227,371	242,071	478.0	6.5%

Gains (losses) from trading and brokerage activities	247,386	35,557	(49,652)	(98.0)	(120.1) %	(239.6) %	387,862	(139,455)	(275.4)	(136.0) %
Foreign exchange transactions, net	(240,888)	(14,620)	67,228	132.7	(127.9) %	(559.8) %	(353,012)	220,999	436.4	(162.6) %
Other operating income	5,136	13,409	(2,594)	(5.1)	(150.5) %	(119.3) %	69,408	22,739	44.9	(67.2) %

Operating revenues	281,669	258,291	264,785	522.8	(6.0) %	2.5%	1,104,444	1,016,478	2,007.1	(8.0) %

Provisions for loan losses	(50,789)	(64,311)	(46,332)	(91.5)	(8.8) %	(28.0) %	(156,014)	(223,441)	(441.2)	43.2%

Net operating revenues	230,880	193,980	218,453	431.4	(5.4) %	12.6%	948,430	793,037	1,565.9	(16.4) %

Operating expenses
Staff expenses	(67,709)	(61,514)	(67,733)	(133.7)	0.0%	10.1%	(305,555)	(256,782)	(507.0)	(16.0) %
Administrative expenses	(50,300)	(40,509)	(41,727)	(82.4)	(17.0) %	3.0%	(176,564)	(167,214)	(330.2)	(5.3) %
Depreciation and amortization	(8,645)	(7,950)	(8,028)	(15.9)	(7.1) %	1.0%	(34,650)	(32,027)	(63.2)	(7.6) %
Other operating expenses	(29,458)	(8,176)	(21,711)	(42.9)	(26.3) %	165.5%	(56,080)	(40,370)	(79.7)	(28.0) %
Total operating expenses	(156,112)	(118,149)	(139,199)	(274.9)	(10.8) %	17.8%	(572,849)	(496,393)	(980.2)	(13.3) %

Net operating income	74,768	75,831	79,254	156.5	6.0%	4.5%	375,581	296,644	585.8	(21.0) %

Income attributable to affiliates	(134)	60	(243)	(0.5)	81.3%	(505.0) %	3,564	840	1.7	(76.4) %
Loss from price-level restatement	0	0	0	0.0	0.0%	0.0%	0	0	0.0	0.0%

Income before income taxes	74,634	75,891	79,011	156.0	5.9%	4.1%	379,145	297,484	587.4	(21.5) %

Income taxes	(5,810)	(7,194)	(12,352)	(24.4)	112.6%	71.7%	(31,706)	(39,597)	(78.2)	24.9%

Income for the period	68,824	68,697	66,659	131.6	(3.1) %	(3.0) %	347,439	257,887	509.2	(25.8) %

Minority interest	0	1	0	0.0	0.0%	(100.0) %	2	2	0.0	0.0%

Net Income for Equity holders of the parent	68,824	68,696	66,659	131.6	(3.1) %	(3.0) %	347,437	257,885	509.2	(25.8) %

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. Since 2009, new accounting standards in line with IFRS standards have been introduced. 2008 financial figures have been re-stated to International Financial Reporting Standards (IFRS).

 All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR)were converted using the exchange rate of Ch$506.43 for US$1.00 as of December 31, 2009. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

2009 Fourth Quarter and Year End Results

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of nominal Chilean pesos (MCh$) and millions of US dollars (MUS$))

ASSETS	Dec 08	Sep 09	Dec 09	Dec 09	% C h a n g e

	MCh$	MCh$	MCh$	MUS$	Dec.09-Dec.08	Dec.09-Sep.09

Cash and due from banks	751,223	659,878	727,553	1,437	(3.2%)	10.3%
Transactions in the course of collection	807,625	457,254	526,051	1,039	(34.9%)	15.0%
Trading securities	679,843	469,359	431,827	853	(36.5%)	(8.0%)
Securities purchased under resale agreement	75,519	39,960	79,401	157	5.1%	98.7%
Derivate instruments	904,726	519,909	567,800	1,121	(37.2%)	9.2%
Loans and advances to Banks	321,992	322,883	448,981	887	39.4%	39.1%
Loans to customers, net
Commercial loans	9,471,381	8,359,732	8,729,264	17,237	(7.8%)	4.4%
Residential mortgage loans	2,313,570	2,401,303	2,524,693	4,985	9.1%	5.1%
Consumer loans	1,890,563	1,840,697	1,930,596	3,812	2.1%	4.9%
Loans to customers	13,675,514	12,601,732	13,184,553	26,034	(3.6%)	4.6%
Allowances for loan losses	(242,798)	(303,266)	(322,642)	(637)	32.9%	6.4%
Total loans to customers, net	13,432,716	12,298,466	12,861,911	25,397	(4.2%)	4.6%

Available for sale instruments	1,071,438	1,169,299	1,265,662	2,499	18.1%	8.2%
Held to maturity instruments	0	0	0	0	0.0%	0.0%

Investments in affiliates	13,407	12,887	12,606	25	(6.0%)	(2.2%)
Intangible assets	32,633	33,249	31,885	63	(2.3%)	(4.1%)
Fixed assets	214,301	207,948	207,795	410	(3.0%)	(0.1%)

Current tax assets	0	0	0	0	0.0%	0.0%
Deferred tax assets	73,251	75,452	82,850	164	13.1%	9.8%
Other assets	217,768	156,706	217,498	430	(0.1%)	38.8%

Total assets	18,596,442	16,423,250	17,461,820	34,480	(6.1) %	6.3%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. Since 2009, new accounting standards in line with IFRS standards have been introduced. 2008 financial figures have been re-stated to International Financial Reporting Standards (IFRS).

 All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR)were converted using the exchange rate of Ch$506.43 for US$1.00 as of December 31, 2009. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

2009 Fourth Quarter and Year End Results

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of nominal Chilean pesos (MCh$) and millions of US dollars (MUS$))

LIABILITIES & EQUITY	Dec 08	Sep 09	Dec 09	Dec 09	% C h a n g e

	MCh$	MCh$	MCh$	MUS$	Dec.09-Dec.08	Dec.09-Sep.09

Liabilities
Current accounts and demand deposits	3,007,261	3,373,147	3,718,076	7,342	23.6%	10.2%
Transactions in the course of payment	479,789	326,493	325,056	642	(32.3) %	(0.4) %
Securities sold under repurchase agreement	420,658	208,972	308,028	608	(26.8) %	47.4%
Saving accounts and time deposits	8,472,590	7,307,213	7,427,481	14,666	(12.3) %	1.6%
Derivate instruments	862,799	497,941	538,240	1,063	(37.6) %	8.1%
Borrowings from financial institutions	1,498,549	1,211,084	1,368,226	2,702	(8.7) %	13.0%
Debt issued	1,900,087	1,615,231	1,587,998	3,136	(16.4) %	(1.7) %
Other financial obligations	93,708	135,396	176,150	348	88.0%	30.1%
Current tax liabilities	9,053	18,222	39,018	77	331.0%	114.1%
Deferred tax liabilities	32,990	29,997	13,932	28	(57.8) %	(53.6) %
Provisions	292,101	226,613	294,608	582	0.9%	30.0%
Other liabilities	205,104	100,517	272,259	538	32.7%	170.9%

Total liabilities	17,274,689	15,050,826	16,069,072	31,730	(7.0) %	6.8%

Equity
Capital	1,106,491	1,158,752	1,158,752	2,288	4.7%	0.0%
Reserves	17,853	118,170	118,170	233	561.9%	0.0%
Other accounts	(16,660)	6,114	6,440	13	(138.7) %	5.3%
Retained earnings				0
Retained earnings from previous periods	57,322	32,018	32,017	63	(44.1) %	(0.0) %
Income for the period	347,437	191,226	257,885	509	(25.8) %	34.9%
Provisions for minimum dividends	(190,698)	(133,858)	(180,519)	(357)	(5.3) %	34.9%
Minority interest in consolidated subsidiaries	8	2	3	0	(62.5) %	50.0%
Total equity	1,321,753	1,372,424	1,392,748	2,750	5.4%	1.5%

Total liabilities & equity	18,596,442	16,423,250	17,461,820	34,480	(6.1) %	6.3%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. Since 2009, new accounting standards in line with IFRS standards have been introduced. 2008 financial figures have been re-stated to International Financial Reporting Standards (IFRS).

 All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR)were converted using the exchange rate of Ch$506.43 for US$1.00 as of December 31, 2009. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

2009 Fourth Quarter and Year End Results

BANCO DE CHILE
SELECTED CONSOLIDATED FINANCIAL INFORMATION

		Quarters			Year Ended

	4Q08	3Q09	4Q09	Dec.08	Dec.09

Earnings per Share
Net income per Share (Ch$) (1)	0.85	0.83	0.81	4.30	3.12
Net income per ADS (Ch$) (1)	510.56	499.30	484.49	2,577.44	1,874.37
Net income per ADS (US$) (2)	0.81	0.91	0.96	4.10	3.70
Book value per Share (Ch$) (1)	17.17	16.55	16.79	17.17	16.79
Shares outstanding (Millions)	80,880	82,552	82,552	80,880	82,552

Profitability Ratios (3)(4)
Net Interest Margin	5.24%	4.58%	4.95%	5.35%	4.51%
Net Financial Margin	5.40%	5.16%	5.42%	5.59%	5.06%
Fees and commissions / Avg. Interest Earnings Assets	1.47%	1.68%	1.76%	1.57%	1.63%
Operating Revenues / Avg. Interest Earnings Assets	7.00%	7.22%	7.11%	7.64%	6.84%
Return on Average Total Assets	1.47%	1.71%	1.60%	2.09%	1.54%
Return on Average Equity (5)	18.63%	18.89%	17.41%	25.11%	17.55%

Capital Ratios
Equity / Total Assets	7.11%	8.36%	7.98%	7.11%	7.98%
Basic Capital / Total Assets	6.56%	7.68%	7.33%	6.56%	7.33%
Basic Capital / Risk-Adjusted Assets	8.56%	9.95%	9.41%	8.56%	9.41%
Total Capital / Risk-Adjusted Assets	11.71%	13.41%	12.70%	11.71%	12.70%

Credit Quality Ratios
Past Due Loans / Total Loans to customers	0.60%	0.70%	0.68%	0.60%	0.68%
Allowance for Loan Losses / Past due Loans	296.28%	346.21%	360.38%	296.28%	360.38%
Allowance for Loans Losses / Total Loans to customers	1.78%	2.41%	2.45%	1.78%	2.45%
Provision for Loan Losses / Avg. Loans to customers (4)	1.47%	2.08%	1.45%	1.24%	1.75%

Operating and Productivity Ratios
Operating Expenses / Operating Revenues	55.42%	45.74%	52.57%	51.87%	48.83%
Operating Expenses / Average Total Assets (3) (4)	3.33%	2.94%	3.33%	3.45%	2.97%

Average Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	16,094,219	14,319,016	14,889,107	14,454,827	14,860,816
Avg. Assets (million Ch$)	18,730,210	16,049,916	16,704,670	16,596,949	16,697,691
Avg. Equity (million Ch$)	1,309,981	1,354,263	1,378,754	1,272,955	1,346,117
Avg. Loans to customers (million Ch$)	13,792,769	12,346,008	12,786,284	12,610,110	12,768,690
Avg. Interest Bearing Liabilities (million Ch$)	12,660,805	10,328,224	10,489,291	11,087,444	10,848,736

Other Data
Exchange rate (Ch$)	629.11	546.07	506.43	629.11	506.43

Notes
(1) These figures were expressed in nominal Chilean pesos.
(2) These figures were calculated considering the nominal net income, the shares outstanding and the exchange rates existing at the end of each period.
(3) The ratios were calculated as an average of daily balances.
(4) Annualized data.
(5) ROAE excludes provisions for minimum dividends

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. Since 2009, new accounting standards in line with IFRS standards have been introduced. 2008 financial figures have been re-stated to International Financial Reporting Standards (IFRS).

 All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR)were converted using the exchange rate of Ch$506.43 for US$1.00 as of December 31, 2009. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

2009 Fourth Quarter and Year End Results

ANEXX A – 2008 IFRS RESTATEMENTS

ASSETS	March 2008			June 2008

	Original	IFRS	Restated	Original	IFRS	Restated

Cash and due from banks	463,892	-	463,892	613,972	-	613,972
Transactions in the course of collection	485,241	-	485,241	618,845	-	618,845
Trading securities	1,193,041	-	1,193,041	987,570	-	987,570
Investments purchased under agreement to resell	38,665	-	38,665	39,680	-	39,680
Derivate instruments	743,215	-	743,215	724,608	-	724,608
Loans and advances to Banks	286,101	26	286,127	271,100	139	271,239
Loans to customer	11,534,886	17,136	11,552,022	12,187,534	8,969	12,196,503
Available for sale instruments	175,836	-	175,836	319,526	-	319,526
Held to maturity instruments	-	-	-	-	-	-
Investments in other companies	9,494	2,096	11,590	10,718	2,035	12,753
Intangible assets	31,120	(159)	30,961	31,562	(686)	30,876
Bank premises and equipment	196,373	22,430	218,803	198,497	17,918	216,415
Currents taxes	-	-	-	-	-	-
Deferred tax assets	56,799	1,707	58,506	74,847	3,491	78,338
Other	138,122	18,682	156,804	232,110	18,360	250,470

TOTAL ASSETS	15,352,785	61,918	15,414,703	16,310,569	50,226	16,360,795

ASSETS	September 2008			December 2008

	Original	IFRS	Restated	Original	IFRS	Restated

Cash and due from banks	617,058	-	617,058	751,223	-	751,223
Transactions in the course of collection	577,717	-	577,717	807,625	-	807,625
Trading securities	634,063	-	634,063	679,843	-	679,843
Investments purchased under agreement to resell	113,059	-	113,059	75,519	-	75,519
Derivate instruments	806,152	-	806,152	904,726	-	904,726
Loans and advances to Banks	422,036	149	422,185	321,992	-	321,992
Loans to customer	12,842,630	13,372	12,856,002	13,427,504	5,212	13,432,716
Available for sale instruments	732,534	-	732,534	1,071,438	-	1,071,438
Held to maturity instruments	-	-	-	-	-	-
Investments in other companies	11,387	1,713	13,100	11,377	2,030	13,407
Intangible assets	34,049	(1,493)	32,556	35,363	(2,730)	32,633
Bank premises and equipment	202,527	11,202	213,729	206,418	7,883	214,301
Currents taxes	-	-	-	-	-	-
Deferred tax assets	63,162	3,915	67,077	70,505	2,746	73,251
Other	111,097	18,191	129,288	108,846	18,058	126,904

TOTAL ASSETS	17,167,471	47,049	17,214,520	18,472,379	33,199	18,505,578

2009 Fourth Quarter and Year End Results

ANEXX A – 2008 IFRS RESTATEMENTS

LIABILITIES AND EQUITY	March 2008			June 2008

	Original	IFRS	Restated	Original	IFRS	Restated

Current accounts and demand deposits	2,808,059	-	2,808,059	2,842,917	-	2,842,917
Transactions in the course of payment	290,632	-	290,632	319,449	-	319,449
Investments purchased under agreement to resell	432,148	-	432,148	425,502	-	425,502
Saving accounts and time deposits	6,972,302	-	6,972,302	7,487,360	-	7,487,360
Derivate instruments	749,042	-	749,042	721,399	-	721,399
Borrowings from financial institutions	906,747	-	906,747	1,209,055	-	1,209,055
Debt issued	1,686,872	-	1,686,872	1,703,454	-	1,703,454
Other financial obligations	77,845	-	77,845	79,215	-	79,215
Currents taxes	11,122	-	11,122	8,054	-	8,054
Deferred tax liabilities	14,152	11,290	25,442	37,395	10,645	48,040
Provisions	110,406	1,824	112,230	159,702	1,941	161,643
Other	154,419	-	154,419	117,126	-	117,126

TOTAL LIABILITIES	14,213,746	13,114	14,226,860	15,110,628	12,586	15,123,214

EQUITY
Capital	1,003,825	-	1,003,825	1,016,335	-	1,016,335
Reserves	117,862	(9,199)	108,663	144,964	(36,302)	108,662
Other accounts	(8,049)	-	(8,049)	(5,345)	-	(5,345)
Retained earnings
Retained earnings from previous periods	7,354	49,315	56,669	7,354	49,316	56,670
Income for the period	60,100	8,688	68,788	122,084	24,626	146,710
Less : Minimum dividend	(42,070)	-	(42,070)	(85,459)	-	(85,459)

Minority interest in consolidated subsidiaries	17	-	17	8	-	8

TOTAL EQUITY	1,139,039	48,804	1,187,843	1,199,941	37,640	1,237,581

TOTAL LIABILITIES AND EQUITY	15,352,785	61,918	15,414,703	16,310,569	50,226	16,360,795

				-	-	-

LIABILITIES AND EQUITY	September 2008			December 2008

	Original	IFRS	Restated	Original	IFRS	Restated

Current accounts and demand deposits	2,817,699	-	2,817,699	3,007,261	-	3,007,261
Transactions in the course of payment	323,211	-	323,211	479,789	-	479,789
Investments purchased under agreement to resell	590,425	-	590,425	420,658	-	420,658
Saving accounts and time deposits	7,763,091	-	7,763,091	8,472,590	-	8,472,590
Derivate instruments	742,742	-	742,742	862,799	-	862,799
Borrowings from financial institutions	1,277,105	-	1,277,105	1,498,549	-	1,498,549
Debt issued	1,807,532	-	1,807,532	1,900,087	-	1,900,087
Other financial obligations	128,144	-	128,144	93,708	-	93,708
Currents taxes	16,779	-	16,779	9,053	-	9,053
Deferred tax liabilities	18,360	10,647	29,007	25,465	7,525	32,990
Provisions	230,016	1,968	231,984	290,437	1,664	292,101
Other	185,259	-	185,259	114,240	-	114,240

TOTAL LIABILITIES	15,900,363	12,615	15,912,978	17,174,636	9,189	17,183,825

EQUITY
Capital	1,016,335	-	1,016,335	1,106,491	-	1,106,491
Reserves	186,904	(78,242)	108,662	118,170	(100,317)	17,853
Other accounts	(8,068)	-	(8,068)	(16,660)	-	(16,660)
Retained earnings
Retained earnings from previous periods	7,354	49,315	56,669	8,007	49,315	57,322
Income for the period	215,252	63,361	278,613	272,425	75,012	347,437
Less : Minimum dividend	(150,677)	-	(150,677)	(190,698)	-	(190,698)

Minority interest in consolidated subsidiaries	8	-	8	8	-	8

TOTAL EQUITY	1,267,108	34,434	1,301,542	1,297,743	24,010	1,321,753

TOTAL LIABILITIES AND EQUITY	17,167,471	47,049	17,214,520	18,472,379	33,199	18,505,578

2009 Fourth Quarter and Year End Results

ANEXX A – 2008 IFRS RESTATEMENTS

STATEMENTS OF INCOME	March 2008			June 2008

	Original	IFRS	Restated	Original	IFRS	Restated

INTEREST REVENUE AND EXPENSE
Interest revenue	305,648	1,414	307,062	688,232	3,566	691,798
Interest expense	(155,538)	-	(155,538)	(358,128)	-	(358,128)

Net interest revenue	150,110	1,414	151,524	330,104	3,566	333,670

FEES AND COMMISSIONS
Income from fees and other services	60,325	-	60,325	131,982	-	131,982
Other services expenses	(10,557)	-	(10,557)	(21,259)	-	(21,259)

Total fees and commissions, net	49,768	-	49,768	110,723	-	110,723

OTHER OPERATING INCOME (LOSS)
Gains (losses) from trading and brokerage activities	31,768	-	31,768	65,813	-	65,813
Foreign exchange transactions, net	(21,373)	-	(21,373)	(50,012)	-	(50,012)
Other operating income	41,760	(41)	41,719	58,216	68	58,284

TOTAL OPERATING REVENUES	252,033	1,373	253,406	514,844	3,634	518,478
			-			-
Provisions for loan losses	(26,029)	(959)	(26,988)	(61,080)	(11,174)	(72,254)
			-			-

NET OPERATING INCOME	226,004	414	226,418	453,764	(7,540)	446,224

OPERATING EXPENSES
Personnel salaries and expenses	(86,593)	92	(86,501)	(170,158)	(16)	(170,174)
Administrative and other expenses	(42,236)	-	(42,236)	(81,166)	-	(81,166)
Depreciation and amortization	(10,906)	(43)	(10,949)	(18,357)	9	(18,348)
Impairments	-	-	-	-	-	-
Other operating expenses	(11,946)	340	(11,606)	(18,806)	359	(18,447)

TOTAL OPERATING EXPENSES	(151,681)	389	(151,292)	(288,487)	352	(288,135)

NET OPERATING INCOME	74,323	803	75,126	165,277	(7,188)	158,089

Income attributable to affiliates	863	555	1,418	2,592	727	3,319
Loss from price-level restatements	(7,174)	7,174	-	(28,336)	28,336	-

INCOME BEFORE INCOME TAXES	68,012	8,532	76,544	139,533	21,875	161,408

INCOME TAXES	(7,912)	156	(7,756)	(17,448)	2,751	(14,697)

INCOME FOR THE PERIOD	60,100	8,688	68,788	122,085	24,626	146,711

EQUITY HOLDERS OF THE PARENT	60,100	8,688	68,788	122,084	24,626	146,710
MINORITY INTEREST	-	-	-	1	-	1

2009 Fourth Quarter and Year End Results

ANEXX A – 2008 IFRS RESTATEMENTS

STATEMENTS OF INCOME	September 2008			December 2008

	Original	IFRS	Restated	Original	IFRS	Restated

INTEREST REVENUE AND EXPENSE
Interest revenue	1,180,388	10,459	1,190,847	1,652,148	5,930	1,658,078
Interest expense	(628,943)	-	(628,943)	(885,263)	-	(885,263)

Net interest revenue	551,445	10,459	561,904	766,885	5,930	772,815

FEES AND COMMISSIONS
Income from fees and other services	200,826	-	200,826	275,891	-	275,891
Other services expenses	(32,579)	-	(32,579)	(48,520)	-	(48,520)

Total fees and commissions, net	168,247	-	168,247	227,371	-	227,371

OTHER OPERATING INCOME (LOSS)
Gains (losses) from trading and brokerage activities	140,476	-	140,476	387,862	-	387,862
Foreign exchange transactions, net	(112,124)	-	(112,124)	(353,012)	-	(353,012)
Other operating income	63,573	699	64,272	68,386	1,022	69,408

TOTAL OPERATING REVENUES	811,617	11,158	822,775	1,097,492	6,952	1,104,444

Provisions for loan losses	(91,567)	(13,658)	(105,225)	(138,605)	(17,409)	(156,014)

NET OPERATING INCOME	720,050	(2,500)	717,550	958,887	(10,457)	948,430

OPERATING EXPENSES
Personnel salaries and expenses	(237,808)	(38)	(237,846)	(305,792)	237	(305,555)
Administrative and other expenses	(126,264)	-	(126,264)	(176,564)	-	(176,564)
Depreciation and amortization	(26,303)	298	(26,005)	(35,573)	923	(34,650)
Impairments	-	-	-	-	-	-
Other operating expenses	(26,597)	(25)	(26,622)	(55,919)	(161)	(56,080)

TOTAL OPERATING EXPENSES	(416,972)	235	(416,737)	(573,848)	999	(572,849)

NET OPERATING INCOME	303,078	(2,265)	300,813	385,039	(9,458)	375,581

Income attributable to affiliates	3,005	693	3,698	2,987	577	3,564
Loss from price-level restatements	(61,219)	61,219	-	(77,789)	77,789	-

INCOME BEFORE INCOME TAXES	244,864	59,647	304,511	310,237	68,908	379,145

INCOME TAXES	(29,610)	3,714	(25,896)	(37,810)	6,104	(31,706)

INCOME FOR THE PERIOD	215,254	63,361	278,615	272,427	75,012	347,439

EQUITY HOLDERS OF THE PARENT	215,252	63,361	278,613	272,425	75,012	347,437
MINORITY INTEREST	2	-	2	2	-	2

2009 Fourth Quarter and Year End Results

CONTACTS:	Pablo Mejía
(56-2) 653 3554
pmejiar@bancochile.cl

Rolando Arias
(56-2) 653 3535
rarias@bancochile.cl

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

• changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
• changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
• unexpected developments in certain existing litigation;
• increased costs;
• unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 03, 2010

Banco de Chile

/s/ Fernando Cañas Berkowitz
By:	Fernando Cañas Berkowitz President and CEO